

# News Release – May 16, 2006

## Notification of Trade

TRADING SYMBOL:  TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

**LONDON,** United Kingdom: May 16, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On May 15, 2006 Jan A Vestrum, President and CEO of Crew acquired 180,000 common shares at an average price of NOK 14.62.

Mr Vestrum's total exposure is 11,299,042 Crew shares, including common shares, convertible bonds, forward contracts and options.

**Jan A Vestrum**
**President & CEO**